SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$109,267,848.00	$12,522.10

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,940,225 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation at the offer price of $2.88 per Share. Based upon information contained in Ramtron International Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed with the Securities and Exchange Commission on August 3, 2012, there were (i) 35,432,809 Shares outstanding as of July 31, 2012, (ii) 4,009,000 Shares issuable pursuant to stock options outstanding on June 30, 2012 and (iii) 166,000 Shares issuable pursuant to restricted stock units outstanding on June 30, 2012. This calculation (i) assumes that all shares of restricted stock granted as of June 30, 2012 were issued and outstanding on that date and (ii) excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

Amount Previously Paid: $917.07	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO/A	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation, at $2.88 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on September 25, 2012, unless further extended. As of 5:00 p.m., New York City time, on September 11, 2012, 3,842,838 Shares (including 402,695 Shares subject to guarantees of delivery) had been tendered and not withdrawn pursuant to the Offer. This amount does not include any Shares beneficially owned by Cypress. The full text of the press release issued by Cypress announcing the extension of the Offer is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

Item 5.

The Offer to Purchase and Item 5 of the Schedule TO, the extent that such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following after the last paragraph of the section captioned “The Offer—Section 11—Background of the Offer” on page 23 of the Offer to Purchase:

On August 27, 2012, representatives of Needham spoke with representatives of Greenhill.

On August 31, 2012, representatives of Needham spoke with representatives of Greenhill. Later that day, representatives of S&S spoke with representatives of WSGR about the general characteristics of a draft merger agreement that Ramtron was prepared to provide to Cypress.

On September 2, 2012, S&S, on behalf of Ramtron, provided a draft merger agreement to WSGR, on behalf of Cypress.

On September 4, 2012, a representative of WSGR spoke with a representative of S&S to provide initial feedback on the draft merger agreement.

On September 5, 2012, representatives of Needham spoke with representatives of Greenhill. Later that day, WSGR provided S&S with a revised draft of the merger agreement.

On September 6, 2012, representatives of S&S spoke with representatives of WSGR on several occasions about the revised draft merger agreement. Also on September 6, 2012, representatives of Needham spoke with representatives of Greenhill.

On September 7, 2012, S&S provided WSGR with a revised draft of the merger agreement.

On September 9, 2012, Ramtron issued a press release stating that the board of directors of Ramtron recommended that Ramtron’s stockholders reject the Offer (as it had been modified by Cypress). Ramtron also filed an amendment to its Schedule 14D-9 with the SEC containing such recommendation and the basis therefor.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(G)	Text of Press Release Issued by Cypress dated September 12, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
	Name:	Brad W. Buss
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012.*

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012.*

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.*

(a)(5)(D)	Text of Press Release Issued by Cypress dated August 6, 2012.*

(a)(5)(E)	Text of Press Release Issued by Cypress dated August 20, 2012.*

(a)(5)(F)	Text of Press Release Issued by Cypress dated August 27, 2012.*

(a)(5)(G)	Text of Press Release Issued by Cypress dated September 12, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.